                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

          UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 1)*

                            OYO GEOSPACE CORPORATION
                                (NAME OF ISSUER)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  671074-10-2
                                 (CUSIP NUMBER)

                                ROBERT H. CHANEY
                         R. CHANEY & PARTNERS III L.P.
                             909 FANNIN, SUITE 1275
                               TWO HOUSTON CENTER
                           HOUSTON, TEXAS 77010-1006
                                 (713) 753-1315
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               DECEMBER 12, 1997
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 671074-10-2                                   SCHEDULE 13D
-------------------------------------------------------------------------------------------------------------------

(1)   Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons

            R. CHANEY & PARTNERS III L.P.

-------------------------------------------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)                                   (a) [X]

                                                                                                            (b) [ ]
-------------------------------------------------------------------------------------------------------------------

(3)   SEC Use Only

-------------------------------------------------------------------------------------------------------------------

(4)   Source of Funds (See Instructions)                                                            OO (See Item 3)

-------------------------------------------------------------------------------------------------------------------

(5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                   [ ]

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(6)   Citizenship or Place of Organization       R. CHANEY & PARTNERS III L.P. IS A LIMITED PARTNERSHIP
                                                FORMED UNDER THE LAWS OF THE STATE OF DELAWARE.

-------------------------------------------------------------------------------------------------------------------

                                   (7)      Sole Voting Power                                                     0
      Number of Shares             --------------------------------------------------------------------------------
      Beneficially
      Owned By                     (8)      Shared Voting Power                                             383,000(1)
      Each                         --------------------------------------------------------------------------------
      Reporting
      Person With                  (9)      Sole Dispositive Power                                                0
                                   --------------------------------------------------------------------------------

                                   (10)     Shared Dispositive Power                                        383,000(1)

-------------------------------------------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person                                          383,000

-------------------------------------------------------------------------------------------------------------------

(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                  [ ]

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(13)  Percent of Class Represented by Amount in Row (11)                                                        7.4%(2)

-------------------------------------------------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)                                                                PN

-------------------------------------------------------------------------------------------------------------------



-------------------


(1) Voting and dispositive power is shared among the Partnership, the General Partner, and the Sole Shareholder (as defined).

(2) Based on 5,150,000 shares of Common Stock believed to be issued and outstanding as of December 10, 1997.

CUSIP NO. 671074-10-2                                   SCHEDULE 13D
-------------------------------------------------------------------------------------------------------------------

(1)   Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons

            R. CHANEY & PARTNERS, INC.

-------------------------------------------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)                                   (a) [X]

                                                                                                            (b) [ ]

-------------------------------------------------------------------------------------------------------------------

(3)   SEC Use Only

-------------------------------------------------------------------------------------------------------------------

(4)   Source of Funds (See Instructions)                                                            OO (See Item 3)

-------------------------------------------------------------------------------------------------------------------

(5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                   [ ]

-------------------------------------------------------------------------------------------------------------------

(6)   Citizenship or Place of Organization      R. CHANEY & PARTNERS, INC. IS A CORPORATION ORGANIZED
                                                UNDER THE LAWS OF THE STATE OF TEXAS.

-------------------------------------------------------------------------------------------------------------------

                                   (7)      Sole Voting Power                                                     0
      Number of Shares             --------------------------------------------------------------------------------
      Beneficially
      Owned By                     (8)      Shared Voting Power                                            383,000 (1)
      Each                         --------------------------------------------------------------------------------
      Reporting
      Person with                  (9)      Sole Dispositive Power                                                0
                                   --------------------------------------------------------------------------------

                                   (10)     Shared Dispositive Power                                       383,000 (1)

-------------------------------------------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person                                          383,000

-------------------------------------------------------------------------------------------------------------------

(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                  [ ]

-------------------------------------------------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)                                                      7.4% (2)

-------------------------------------------------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)                                                                CO

-------------------------------------------------------------------------------------------------------------------





-------------------

1 Voting and dispositive power is shared among the Partnership, the General Partner, and the Sole Shareholder (as defined).

2 Based on 5,150,000 shares of Common Stock believed to be issued and outstanding as of December 10, 1997.

CUSIP NO. 671074-10-2                                           SCHEDULE 13D
-------------------------------------------------------------------------------------------------------------------

(1)   Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons

            ROBERT H. CHANEY
-------------------------------------------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)                                   (a) [X]

                                                                                                            (b) [ ]
-------------------------------------------------------------------------------------------------------------------
(3)   SEC Use Only

-------------------------------------------------------------------------------------------------------------------
(4)   Source of Funds (See Instructions)                                                            OO (See Item 3)

-------------------------------------------------------------------------------------------------------------------
(5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                   [ ]

-------------------------------------------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization      ROBERT H. CHANEY IS A CITIZEN OF THE UNITED STATES.

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      Number of Shares             (7)      Sole Voting Power                                                     0
      Beneficially                 --------------------------------------------------------------------------------
      Owned By                     (8)      Shared Voting Power                                            383,0001(1)
                                   -------------------------------------------------------------------------------
      Each
      Reporting                    (9)      Sole Dispositive Power                                                0
      Person With                  --------------------------------------------------------------------------------

                                   (10)     Shared Dispositive Power                                       383,000 (1)
-------------------------------------------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person                                          383,000

-------------------------------------------------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                  [ ]

-------------------------------------------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)                                                      7.4% (2)

-------------------------------------------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)                                                                IN

-------------------------------------------------------------------------------------------------------------------





1 Voting and dispositive power is shared among the Partnership, the General Partner, and the Sole Shareholder (as defined).

2 Based on 5,150,000 shares of Common Stock believed to be issued and outstanding as of December 10, 1997.

         The Schedule 13D filed by R. Chaney & Partners III L.P. (the "Partnership"), R. Chaney and Partners, Inc. (the "General Partner") and Robert
H. Chaney (the "Sole Shareholder") with the Securities and Exchange Commission on December 15, 1997, is hereby amended as follows:


ITEM 1.           SECURITY AND ISSUER

         No modification.

ITEM 2.           IDENTITY AND BACKGROUND

         No modification.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Partnership purchased 80,000 shares of Common Stock of the Issuer at a price per share of $14.00, for a total purchase price of $1,120,000 in the initial public offering of the Issuer. The Partnership purchased 303,000 additional shares of Common Stock in open market transactions on the Nasdaq National Market pursuant to the following schedule:

           Date             Number of Shares           Price Per Share($)
           ----             ----------------           ------------------
          11/21/97              10,000                       15.25
          11/25/97              50,000                       15.25
          11/24/97              60,000                       15.29
          11/25/97              10,000                       15.25
          12/01/97               3,000                       15.13
          12/02/97              25,000                       15.16
          12/05/97              35,000                       15.25
          12/12/97              80,000                       15.15
          12/15/97               4,000                       15.13
          12/16/97              26,000                       15.13


          The Partnership obtained the funds necessary to purchase the shares from contributions from the General Partner and the limited partners of the Partnership.


ITEM 4.           PURPOSE OF TRANSACTION

         No modification.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         Item 5(a)

         The Partnership. The Partnership beneficially owns 383,000 shares of Common Stock.

The number of shares of Common Stock believed to be issued and outstanding as of December 10, 1997 for purposes of this Schedule 13D/A is 5,150,000. The Partnership is deemed to beneficially own 383,000 shares out of the 5,150,000 shares, or 7.4 percent, of the issued and outstanding shares of Common Stock.

         The General Partner. The General Partner as the sole general partner of the Partnership may be deemed to be the beneficial owner of all 383,000 shares of Common Stock beneficially owned by the Partnership that constitute approximately 7.4 percent of the issued and outstanding shares of Common Stock.

         Sole Shareholder. The Sole Shareholder of the General Partner of the Partnership may be deemed to be the beneficial owner of all 383,000 shares of Common Stock beneficially owned by the Partnership that constitute approximately 7.4 percent of the issued and outstanding shares of Common Stock.

         Executive Officers and Director of the General Partner. Except as otherwise described herein, none of the executive officers or director own any of the Issuer's Common Stock.

         Item 5(b)
         The Partnership, the General Partner and the Sole Shareholder share voting and dispositive power of these 383,000 shares.

         Item 5(c)
         Except as otherwise described herein, none of the entities or individuals described in Item 2 has effected any transaction in the Common Stock of the Issuer during this time period commencing 60 days preceding the date of the event that required the filing of this Schedule 13D/A through the date hereof.

         Item 5(d)
         No person other than the Partnership, the General Partner, or the Sole Shareholder has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock of the Issuer with respect to which this filing is made.

         Item 5(e)
         Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         No modification.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

         No modification.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



December 18, 1997

                               R. CHANEY & PARTNERS III L.P.

                               By:  R. CHANEY & PARTNERS, INC., General
                                    Partner


                               By:  /s/ Robert H. Chaney
                                    --------------------------------------
                                    Robert H. Chaney,
                                    President and Chief Executive Officer



                               R. CHANEY & PARTNERS, INC.



                               By:  /s/ Robert H. Chaney
                                    --------------------------------------
                                    Robert H. Chaney,
                                    President and Chief Executive Officer



                               /s/ Robert H. Chaney
                               --------------------------------------
                               Robert H. Chaney,
                               Sole Shareholder of R. Chaney & Partners, Inc.

                               INDEX TO EXHIBITS

Exhibit No.     Description
----------      -----------
   10.1         Joint Reporting Agreement dated as of December 10, 1997 by and among R. Chaney Partners III L.P., R. Chaney & Partners, Inc.,
                and Robert H. Chaney (incorporated by reference to Schedule 13D filed by the reporting persons on December 15, 1997).